UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the bookbuilding of the commercial notes

—

Rio de Janeiro, September 9, 2022 – Petróleo Brasileiro S.A. – Petrobras, in continuation of the notice released on 08/19/2022, hereby informs that it was concluded, on this date, the bookbuilding procedure of the 1st issuance of book-entry commercial notes (Issuance), without collateral and personal guarantee, in up to two series (Book-entry Commercial Notes), subject to public distribution, with restricted distribution efforts, under mixed regime of firm guarantee and best placement efforts, pursuant to CVM Rule No. 476, of January 16, 2009, as in force (CVM Rule 476) and other applicable laws and regulations (Offering), resulting the total issue amount of three billion Reais (BRL 3,000,000,000.00), in two series.

The table below presents a summary containing the final conditions obtained and the allocation of the Book-entry Commercial Notes between the series of the Issuance:

Series	1st Series	2nd Series
Type	Book-entry Commercial Note	Book-entry Commercial Note
Maturity Date	February 25, 2030	August 25, 2032
Final Rate (after bookbuilding)	CDI + 1.65% per year	CDI + 1.90% per year
Amount Allocated (BRL)	1,800,000,000.00	1,200,000,000.00
Number of Book-entry Commercial Note Allocated	1,800,000	1,200,000

The final settlement of the transaction is arranged to take place on September 14, 2022.

The Issuance Agreement and any amendments thereto will be available on the Company's website (https://www.investidorpetrobras.com.br/en/shares-dividends-and-debts/prospects/).

This notice is exclusively informative, under the terms of the legislation in force, and should not be interpreted or considered, for all legal purposes and effects, as sales and/or disclosure material for the Commercial Notes and/or the Offering.

www.petrobras.com.br/en

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19 Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain provisions within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act) and Section 21E of the Securities Trading Act of 1934 as amended (Trading Act) that reflect expectations only. of the Company's managers. The terms: "anticipates", "believes", "expects", "anticipates", "intends", "plans", "projects", "objective", "should", as well as Other similar terms, are intended to identify such forecasts, which, evidently, involve risks or uncertainties, foreseen or not, by the Company. Therefore, the Company's future results of operations may differ from current expectations, and the reader should not rely exclusively on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer